Exhibit 99.3

GETTY COPPER INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

(stated in Canadian dollars)

Contact: 1000 Austin Avenue
Coquitlam, British Columbia
Canada V3K 3P1
Tel: 604-931-3231

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of Getty Copper Inc.

We have audited the accompanying financial statements of Getty Copper Inc. (“the Company”), which comprise the balance sheets as at December 31, 2010 and 2009, and the statements of operations, deficit and comprehensive loss and statements of cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Getty Copper Inc. as at December 31, 2010 and 2009 and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the financial statements which indicates that the Company has limited working capital, has no current sources of revenue and is dependent upon its ability to secure new sources of financing. These matters indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

“De Visser Gray LLP”

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Vancouver, Canada
April 25, 2011

GETTY COPPER INC.
BALANCE SHEETS
AS AT DECEMBER 31,
(stated in Canadian dollars)

	2010	2009
ASSETS

Current assets
Cash	$384,840	$294,722
Accounts receivable	10,978	22,291
Prepaid expenses	18,663	17,993

	414,481	335,006

Mineral rights (note 4)	4,572,537	4,418,618

Property, building and equipment (note 5)	129,319	135,109

	$5,116,337	$4,888,733

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities (note 14)	$263,879	$335,684
Current portion of mortgage payable (note 7)	3,074	2,856

	266,953	338,540

Indemnity (note 6 )	551,447	625,348
Mortgage payable (note 7)	79,584	82,658

	631,031	708,006

	897,984	1,046,546

SHAREHOLDERS’ EQUITY

Share capital (note 9(b))	22,064,202	21,409,542
Contributed surplus (note 10)	1,232,430	1,204,025
Deficit	(19,078,279)	(18,771,380)

	4,218,353	3,842,187

	$5,116,337	$4,888,733

Continuance of operations (note 2)
Commitments and contingencies (note 13)
Subsequent events (note 16)

Approved by the Directors

“Donald R. Willoughby”,

“Corby Anderson”,

See accompanying notes to Financial Statements

GETTY COPPER INC.
STATEMENTS OF OPERATIONS, DEFICIT AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31,
(stated in Canadian dollars)

	2010	2009	2008
	$	$	$

Expenses:
Amortization	895	1,094	1,369
Bank charges & interest	362	163	70
Filing fees	21,312	16,241	14,657
Interest - long term (note 14)	41,990	31,771	6,612
Insurance	2,881	2,759	2,618
Management fees (note 14)	30,000	30,000	30,000
Marketing & promotion	1,823	1,383	2,463
Office & miscellaneous	8,184	8,063	9,079
Professional fees (note 14)	153,698	771,049	80,424
Property tax	5,255	5,394	5,401
Rent (note 14)	6,000	6,000	11,790
Stock option compensation		160,238	90,867
Telephone	8,683	8,852	8,096
Transfer fees	8,784	7,137	6,990
Travel	6,725	4,198	9,434
Wages & benefits	38,128	36,679	35,715
	(334,720)	(1,091,021)	(315,585)
Other income:
Interest income	373	7,051	16,618
Miscellaneous income	27,448		2,243

Net and comprehensive loss for the year	(306,899)	(1,083,970)	(296,724)

Deficit, beginning of year	(18,771,380)	(17,687,410)	(17,390,686)
Deficit, ending of year	(19,078,279)	(18,771,380)	(17,687,410)
Loss per share (note 3(i))	(0.004)	(0.01)	(0.004)
Weighted average number of common shares outstanding	(81,188,428)	(80,892,537)	(78,901,928)

See accompanying notes to Financial Statements

GETTY COPPER INC. STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,
(stated in Canadian dollars)

	2010	2009	2008
	$	$	$

Cash provided by (used for)
Operating activities
Net loss for the year	(306,899)	(1,083,970)	(296,724)
Items not involving cash:
Amortization	895	1,094	1,369
Stock option compensation		160,238	90,867
	(306,004)	(922,638)	(204,488)
Net change in non-cash working capital items:
Accounts receivable	11,313	(20,079)	3,090
Prepaid expenses	(670)	7,210	(22,552)
Accounts payable and accrued liabilities	8,449	112,384	(616,535)
Indemnity	(73,901)	625,348
	(360,813)	(197,775)	(840,485)
Financing activities
Mortgage principal repayments	(2,856)	(2,653)	(2,464)
Private placements, net of issue costs	683,065		377,127
Warrants exercised			488,045
	680,209	(2,653)	862,708
Investing activities
Acquisition of equipment		(886)
Exploration costs	(229,278)	(220,277)	(61,839)
	(229,278)	(221,163)	(61,839)

Increase (decrease) in cash	90,118	(421,591)	(39,616)

Cash, beginning of year	294,722	716,313	755,929

Cash, end of year	384,840	294,722	716,313

Supplemental disclosure:

During the year the Company paid and received the following:

Interest paid	$65,891	$6,422	$6,612
Interest received	$373	$7,051	$16,618

The Company has also excluded from its investing activities cash flows of $13,169 (2009 - $93,423, 2008 -$126,282) in accounts payable and $4,895 (2009 - $5,218, 2008 - $5,759) in amortization relating to exploration costs.

See accompanying notes to Financial Statements

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

1.	Nature of Business

Getty Copper Inc. (“the Company”) was incorporated under the Canada Business Corporations Act in September 1987, and its common shares are listed for trading on the TSX Venture Exchange. Subsequent to incorporation, the Company has gone through a number of name changes and in March 2003 its name was changed to Getty Copper Inc. The Company is in the business of mineral exploration and mine development in the Highland Valley area of British Columbia.

2.	General information and continuing operations

These financial statements have been prepared on the assumption that the Company will continue to realize its assets and meet its liabilities in the normal course of business as a ‘going concern’. The Company has incurred losses since inception, has no source of operating revenue and at December 31, 2010 has net working capital of $147,528. The Company has been and remains dependent on its capacity to raise funds via equity issuances, under terms that are consistent with the best interests of shareholders, in order to finance its operations. These financial statements contain no provisions for adjustments which may become necessary if the Company becomes unable to continue on a ‘going concern’ basis.

The Company has not yet determined whether its mineral rights contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral rights and the ability of the Company to meet its obligations is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of the mineral rights and future profitable production or proceeds from the disposition thereof.

3.	Significant accounting policies

These financial statements are prepared in accordance with Canadian generally accepted accounting principles and the Company utilizes the following accounting policies:

a)	Cash

Cash consist of funds held in the Company’s chequing and savings account that do not have any restrictions placed on them.

b)	Mineral rights

Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time these deferred costs will either be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Mineral property cost includes any cash consideration and the fair market value of shares issued, if any, on the acquisition of mineral property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.

The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property. Management’s assessment of the property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administrative costs are expensed as incurred.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

3.	Significant accounting policies -continued

c)	Property, building and equipment

Property, building and equipment are recorded at cost net of accumulated amortization. Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment	30%
Building	4%
Computer equipment	45%
Computer software	100%
Office equipment	20%
Portable buildings	30%

When the net carrying amount of the property, building or equipment exceeds estimated net recoverable amounts, the asset is written down to its estimated fair value and a change is recorded in the statement of operations. Amortization charges on assets that are directly related to mineral properties are allocated to that mineral property.

d)	Stock option plan

The Company accounted for its stock options granted to its employees and non-employees using a fair value based method that is recommended by Canadian generally accepted accounting principles (CICA Handbook Section 3870, stock-based compensation and other stock-based payments).

Compensation expenses for stock options granted to employees and non employees are measured at their fair value at their grant date. Stock options are initially measured using the Black Scholes model and recognized over the vesting period of the option granted using the Straight line method. When the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

e)	Future income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses. Future income tax assets are recorded in the financial statements if their realization is considered to be more likely than not.

f)	Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs as those costs are recovered.

g)	Flow-through financing

Under the Canadian Income Tax Act a company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the qualifying expenditure of the proceeds by the Company. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital. Previously unrecognized tax assets may then offset or eliminate the liability recorded, with a corresponding charge to income.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

3.	Significant accounting policies - continued

h)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Specific areas involving management estimates include the variables used to derive stock-based compensation, the valuation of mineral rights and the determination of useful lives of property, building and equipment for purposes of calculating amortization.

i)	Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each period. Diluted loss per share has not been calculated as it is anti-dilutive when the numerator used in the calculation is a net loss. For purposes of the calculation of the weighted-average number of common shares outstanding, share consolidations are considered to have occurred on the first day of the earliest fiscal year presented.

j)	Financial instruments

The Company has made the following designations of its financial instruments: cash as held-for-trading; accounts payable and accrued liabilities, indemnity and mortgage payable as other financial liabilities; and accounts receivable as loan and receivables.

Financial assets classified as held-for-trading are measured at fair value with changes in those fair values recognized in net earnings. Loans, receivables and other liabilities are carried at amortized cost, which approximates the fair value of the instruments.

The Company uses a three-tier hierarchy as a framework for disclosing fair value of financial instruments based on inputs used to value the Company’s investments. The hierarchy of inputs and description of inputs is described as follows:

Level 1 – fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – fair values are based on inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); or

Level 3 – fair values are based on inputs for the asset or liability that are not based on observable market data, which are unobservable inputs.

Financial instruments classified as level 1 – quoted prices in active markets include cash.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

3.	Significant accounting policies - continued

k)	Asset retirement obligations

The fair value of obligations associated with the retirement of tangible long-lived assets is recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations are recognized when there is a legal obligation and when a reasonable estimate of the fair value of the obligation can be made. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in amortization expense. The costs capitalized to the related assets are amortized in a manner consistent with the amortization and depletion of the related asset. At December 31, 2010 and 2009, the Company cannot reasonably estimate the fair value of the resource properties’ site restoration costs, if any.

l)	Retirement of long-lived assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

m)	Future Accounting Changes

CICA Sections 1582, 1601, 1602 Business Combinations, Consolidations, and Non-Controlling Interests

In January 2009, the AcSB issued the following Handbook sections: 1582 – Business Combinations, 1601 –Consolidations, and 1602 – Non-Controlling Interests. These new Sections will be applicable to financial statements relating to the Company's interim and fiscal year end beginning on or after January 1, 2011. Early adoption is permitted. The Company does not expect that there will be any material impact upon its adoption of these new sections on its financial statements.

International Financial Reporting Standards (“IFRS”) Convergence

In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date IFRS will replace current Canadian GAAP for publicly accountable enterprises. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The first reporting fiscal year for the Company using IFRS will be for the year commencing January 1, 2011 and ending December 31, 2011. This will result in the Company reporting under IFRS starting with the interim period ending March 31, 2011, with restatement for comparative purposes of amounts reported under Canadian GAAP. The Company expects the transition to IFRS to impact accounting policies, financing reporting, IT systems and processes, as well as certain business activities.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

4.	Mineral rights

The Getty mineral claims are contiguous and are located within the Kamloops Mining District of Highland Valley, British Columbia, covering an area of approximately 200 square kilometres. Building and equipment amortization included in exploration costs during the year ending December 31, 2010 amounted to $4,895 (2009 - $5,218).

During the year ending December 31, 2010, the Company incurred $153,919 in deferred costs as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Pre-feasibility study	$-	$-	$5,938	$5,938	$-	$11,876
Geology	-	-	1,521	1,521	-	3,042
Other	35,549	29	53,021	45,167	5,235	139,001
Total exploration & development costs	$35,549	$29	$60,480	$52,626	$5,235	$153,919

As at December 31, 2010, the Company’s historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Assay	$35,746	$1,143	$507,075	$66,732	$13,971	$624,667
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Pre-feasibility study	-	-	343,563	184,819	-	528,382
Geology	791,243	37,303	1,798,860	337,072	157,304	3,121,782
Metallurgy	525	-	972,074	14,514	-	987,113
Other	795,842	17,263	986,260	236,030	139,789	2,175,184
Total exploration & development costs	$1,810,802	$57,616	$8,843,939	$1,296,530	$398,023	$12,406,910
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	1,844,012	169,462	9,196,336	2,365,664	511,906	$14,087,380
Write-offs	(1,730,130)	(56,635)	(6,541,306)	(800,706)	(386,066)	(9,514,843)
	$113,882	$112,827	$2,655,030	$1,564,958	$125,840	$4,572,537

As at December 31, 2009, the Company’s historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Assay	$35,746	$1,143	$507,075	$66,732	$13,971	$624,667
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Pre-feasibility study	-	-	337,625	178,881	-	516,506
Geology	791,243	37,303	1,797,339	335,551	157,304	3,118,740
Metallurgy	525	-	972,074	14,514	-	987,113
Other	760,293	17,234	933,239	190,863	134,554	2,036,183
Total exploration & development costs	$1,775,253	$57,587	$8,783,459	$1,243,904	$392,788	$12,252,991
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	1,808,463	169,433	9,135,856	2,313,038	506,671	13,933,461
Write-offs	(1,730,130)	(56,635)	(6,541,306)	(800,706)	(386,066)	(9,514,843)
	$78,333	$112,798	$2,594,550	$1,512,332	$120,605	$4,418,618

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

4.	Mineral rights (continued)

The Company acquired a 100% interest in the Getty North Property in 1992 from Robak Industries Ltd. ("Robak") and Masco Capital Inc. ("Masco"), two private corporations controlled by the Company's then president. As consideration, the Company issued 4,608,492 common shares to each of the private corporations involved, subject to the Company obtaining a valuation on the property establishing a minimum value of $2,304,246 and the approval of the securities commission in existence at that time. The property is subject to a 1.5% net smelter return royalty in favour of Robak.

The Getty Northwest property claims were acquired by the Company through staking this property. This property is also subject to a 1.5% net smelter return royalty in favour of Robak.

The Company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral rights from Robak. Certain terms and conditions laid out on this original contract were not met and on November 8, 2002, the Company and Robak terminated the original agreement and entered into a subsequent agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest mineral rights and a 50% interest in the Getty South mineral rights in exchange for 6,000,000 common shares of the Company at a deemed value of $1,200,000. The Company also agreed to pay 100% of the costs to place the Getty South mineral rights into production, and granted a 1.5% net smelter royalty on all of these claims in favour of Robak.

During 2010, the Company entered into a Letter of Intent (“LOI”) with Effisolar Energy Ltd. (“Effisolar”) allowing it to earn up to 51% interest in Getty North, Getty South, and Getty West (“Property”) and to form a joint venture for further exploration upon completion of the conditions listed in the LOI. Due to the length of time of negotiations for a formal agreement to be completed, the parties entered into a binding interim agreement, whereby Effisolar would fund a $420,000 work program on the properties. The Company and Effisolar was unable to reach a formal agreement by the end of the year and the existing binding interim agreement was terminated before the year end (Refer to note 16).

Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to its properties are in good standing.

5.	Property, building and equipment

		December 31,		December 31,
		2010		2009
		Accumulated
	Cost	Amortization	Net	Net
Automotive equipment	$29,318	$29,133	$185	$265
Computer equipment	98,540	97,865	675	1,226
Computer software	74,359	74,359	-	-
Office equipment	54,407	50,869	3,538	4,422
Portable buildings	12,112	12,112	-	-
Building	178,124	75,525	102,599	106,874
Land	22,322	-	22,322	22,322
	$469,182	$339,863	$129,319	$135,109

The Company owns land and office/storage building in Logan Lake. The premises are used for core storage, field offices and vehicle storage. The property is encumbered by a mortgage in the amount of $82,658 as of December 31, 2010 (Refer to Note 7).

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

6.	Indemnity

In April, 2009, the Company reached a settlement with one of its directors, to indemnify him for approximately 88% of legal expenses incurred during 2004 to 2007 in connection with his prosecution of legal actions against former directors who were alleged to have improperly attempted to impugn for personal reasons a 2002 mineral property interest sale agreement (“MPISA”) between the director’s company, Robak Industries Ltd (“Robak”), and the Company. The settlement was premised on the fact that the director's legal actions were of benefit to the Company in the conduct of its own litigation in defense of the MPISA. The settlement provides that the director will be entitled to receive $650,000 by way of a secured debenture of $600,000 payable January 2, 2012 and bearing interest at 6%, plus $50,000 (paid) cash upon execution of a definitive agreement. The payment must be accelerated in the event the Company completes a financing of $2 million or more or in certain customary events of default (failure to maintain the properties, insolvency etc.).

During the current year the Company paid $50,000 of the outstanding principal balance and $59,671 of the accrued interest on the balance. Indemnity is not secured by any of the Company’s assets.

7.	Mortgage payable

The mortgage payable is associated with the Logan property (refer to Note 5).

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2012.

Principal repayments required are as follows:

2011	$3,074
2012	79,584
Total	$82,658

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

8.	Income taxes

A reconciliation of Canadian income taxes at statutory rate is as follows:

	Dec. 31, 2010	Dec. 31, 2009
Net and comprehensive loss for the year before income taxes	$306,899	$1,083,970
Expected income tax recovery	$(88,387)	$(324,480)
Net adjustment for amortization and non - deductible amounts	5,451	51,401
Unrecognized benefit of tax pool assets	82,936	273,079
	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	Dec. 31, 2010	Dec. 31, 2009
Future income tax assets:
Mineral properties	$620,782	$646,971
Non-capital loss carryforwards	1,462,669	1,573,136
Equipment	92,408	94,599
Share issue cost	9,071	4,353
	2,184,930	2,319,059
Valuation allowance	(2,184,930)	(2,319,059)
Net future tax assets	$-	$-

At December 31, 2010, the Company has approximately $5,856,000 of loss carry forwards which may be available to reduce taxable income in future years. These losses expire as follows:

2014	$563,000
2025	622,000
2026	1,133,000
2027	2,121,000
2028	205,000
2029	924,000
2030	288,000
$5,856,000

Subject to certain restrictions, the Company also has mineral property expenditures of approximately $7,055,000 available to reduce taxable income in future years.

Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

The Company renounces exploration expenditures to investors through flow-through shares, and also claims refundable tax credits relating to exploration work from the Government of British Columbia.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

9.	Share capital

a)	Authorized: Unlimited number of common shares

b)	Issued:	Shares	Amount

	Balance, December 31, 2008 and 2009	80,892,537	$21,409,542
	Shares issued by private placement	6,000,000	720,000
	Share issue costs	-	(65,340)
	Balance December 31, 2010	86,892,537	$22,064,202

In December 2010, the Company completed a non-brokered private placement of 6,000,000 shares at a price of $0.12 each for proceeds of $720,000.The Company paid $36,935 in cash and issued 325,000 warrants as finder’s fees with a fair value of $28,405. The fair value of the agents warrants is estimated using Black-Scholes model with weighted average assumption as follows:

Risk free interest rate	1.65%
Expected life of warrants in years	1.5 years
Expected volatility	189.26%
Dividend per share	$0.00

Warrants – continuity

		Number of				Number of
Expiry Date	Exercise	Warrants	Issued	Exercised	Cancelled	Warrants
	Price	Dec 31,				Dec. 31,
		2009 and				2010
		2008
June 13, 2012	0.12	-	325,000	-	-	325,000

Wt. Average price		$0.00	$0.12	$0.00	$0.00	$0.12
Wt. Average remaining life (yrs)		-	-	-	-	1.50

Share purchase options – continuity

		Number			Number of	Number of
Expiry Date	Exercise	of	Issued	Cancelled	Options	Options
	Price	Options			Dec. 31,	Dec. 31,
	$	Dec 31,			2009	2010
		2008
July 20, 2010	0.25	1,000,000	-	(1,000,000)	-	-
August 15,2010	0.25	200,000	-	(200,000)	-	-
May 16, 2013	0.20	1,475,000	-	(1,475,000)	-	-
August 14, 2014	0.10	-	3,325,000	-	3,325,000	3,325,000
		2,675,000	3,325,000	(2,675,000)	3,325,000	3,325,000

Wt. average price		$0.22	$0.10	$0.22	$0.10	$0.10
Wt. average remaining life (yrs)		3.39	-	-	4.62	3.62

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

9.	Share capital - continued

At the Company’s 2007 Annual General Meeting, the shareholders approved an amendment to the Incentive Stock Option Plan to allow the issuance of up to a maximum 6,700,000 incentive stock options. During 2009, 2,675,000 options were cancelled and 3,325,000 options were issued at $0.10, expiring August 14, 2014. During 2010, no new options were issued and the outstanding options were neither cancelled nor exercised during the year.

The fair value of the stock options is estimated using Black-Scholes model with weighted average assumption as follows:

	2010	2009	2008
Risk free interest rate	-	3.05%	2.95%
Expected life of options in years	-	5 years	5 years
Expected volatility	-	178%	172%
Dividend per share	-	$0.00	$0.00
Stock based compensation	-	$160,238	$90,867

There is no estimated compensation cost to record for the year ending December 31, 2010 as there were no new options issued during the year and all the previously issued options have fully vested. During 2009, the Company recorded $124,022 for the options issued during the year and $36,216 on the options issued during 2008. During 2008, the Company recorded $90,867 for options issued that vested immediately.

10.	Contributed surplus

The continuity of contributed surplus is as follows:

	2010	2009
Balance at beginning of year	$1,204,025	$1,043,787
Stock-based compensation	-	160,238
Fair value of the agents warrants issued	28,405	-
Balance at end of year	$1,232,430	$1,204,025

11.	Capital management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support acquisition, exploration and development of mineral properties. The Board of Directors do not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital to include its working capital position and capital stock, warrant, and option components of its shareholders equity.

The Company manages its capital structure in a manner that provides sufficient funding for mine development and operational activities. Funds are primarily secured through a combination of equity capital raised by way of issuing equity instruments and external debt. In order to maintain or adjust the capital structure, the Company may attempt to raise additional financing through the issuance of new equity instruments, the exercise of outstanding common share purchase warrants and stock options. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the year ending December 31, 2010. The Company is not subject to externally imposed capital requirements.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

12.	Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

a)	Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

Financial instruments that are potentially subject to credit risk are accounts receivables from unrelated parties. While economic factors can affect credit risk, the Company manages risk by providing credit terms on a case by case basis.

Customers are primarily quasi-governmental agencies. As a result, the Company has not experienced any instances of non-payment.

b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity by ensuring there is sufficient capital to meet short and long-term business requirements, after taking into account cash flows from the operations and the Company’s holdings of cash. The Company also strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.

Management forecasts cash flows for its current and subsequent fiscal years to predict future financing requirements. Future requirements are met through a combination of committed credit facilities to access to capital markets.

c)	Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. The Company currently has no assets or liabilities subject to fluctuating rates of interest and consequently the Company is of the opinion that interest rate risk is currently nominal.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

13.	Commitments and contingencies

  On April 25, 2006 the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. The outcome of this claim is presently undeterminable and the financial statements reflect no provisions in respect to it.

14.	Related party transactions

In addition to transactions described elsewhere in these financial statements, the Company had the following transactions and balances with officers and directors of the Company and companies or professional firms with which officers or directors are associated.

	2010	2009	2008
Accounts payable and accrued liabilities	$29,845	$-	$6,150
Indemnity	$551,447	$625,348	$-
Exploration and development costs incurred	$31,319	$35,917	$32,381

Expenses:
Management fees	$30,000	$30,000	$30,000
Professional fees	$88,827	$17,083	$17,976
Rent	$6,000	$6,000	$6,000
Interest expense	$35,769	$25,348	$-

These transactions are in the normal course of operations and are measured at fair value as determined by management.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

15.	Difference between Canadian and United States accounting principles.

The financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ from those principles that the Company would have followed had its financial statements been prepared in accordance with GAAP in the United States. The significant differences which have or could materially affect line items in the financial statements are in respect to:

a)	Mineral Rights

Under Canadian GAAP costs of acquisition and exploration and development expenditures are permitted to be capitalized until such time as the extent of mineralization has been determined and mineral rights are either developed, sold or abandoned. If there is an indication of impairment the mineral rights are written-down to their estimated recoverable amounts. Under US GAAP all exploration and development costs incurred prior to the determination of economic feasibility are expensed currently. There have been no acquisition costs associated with mineral claims since 2003.

b)	Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Canadian Income Tax Act) and renounce the related income tax deductions to the investors. Under Canadian GAAP, which was codified in March, 2004, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability. Under US GAAP, SFAS 109, “Accounting for Income Taxes” (SFAS109), the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized initially for the premium paid by the investors.

For US GAAP purposes, the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense. For US GAAP purposes the Company does not have temporary differences as a result of the policy to expense costs related to mineral properties, therefore all future income taxes related to renouncements for Canadian GAAP are reversed through the statements of operations for US GAAP purposes.

The historical reconciling items disclosed herein are in respect to the reversal of the required Canadian GAAP treatment of flow-through share issuances and renunciations in previous years.

c)	Escrowed Shares

Historically, under US GAAP, compensation expense was recognized when common shares were released from escrow to the extent that their fair value exceeded their issuance price, and when their release was contingent upon the performance of the issuer and/or recipient. Under Canadian GAAP no transaction is recorded when the shares are released from escrow, however, TSX-Venture Exchange policy no longer allows shares to be released from escrow for any reason except the passage of time. Accordingly, no future US/Canadian GAAP differences are expected to occur in this area.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

15.	Differences between Canadian and United States accounting principles – continued

Statements of Operations and Deficit
	2010	2009	2008
Net loss under Canadian GAAP	$(306,899)	$(1,083,970)	$(296,724)
Effect of exploration costs	(153,919)	(66,355)	(365,131)
Net loss under US GAAP	(460,818)	(1,150,325)	(661,855)
Deficit, beginning of year under US GAAP	(26,954,930)	(25,804,605)	(25,142,750)
Deficit, end of year under US GAAP	$(27,415,748)	$(26,954,930)	$(25,804,605)
Loss per share under US GAAP	$(0.006)	$(0.014)	$(0.009)

Balance Sheets

	Canadian	US	US
December 31, 2010	GAAP	Adjustments	GAAP
Current assets	$414,481	$-	$414,481
Mineral rights	4,572,537	(4,572,537)	-
Property, building and equipment	129,319	-	129,319
	5,116,337	(4,572,537)	543,800
Current liabilities	$266,953	$-	$266,953
Other liabilities	631,031	-	631,031
Share capital	22,064,202	1,774,000)	23,838,202
Share subscriptions	-	-	-
Contributed surplus	1,232,430	1,990,932)	3,223,362
Deficit	(19,078,279)	(8,337,469)	(27,415,748)
	$5,116,337	$(4,572,537)	$543,800

	Canadian	US	US
December 31, 2009	GAAP	Adjustments	GAAP
Current assets	$335,006	$-	$335,006
Mineral rights	4,418,618	(4,418,618)	-
Property, building and equipment	135,109	-	135,109
	4,888,733	(4,418,618)	470,115
Current liabilities	$338,540	$-	$338,540
Other liabilities	708,006	-	708,006
Share capital	21,409,542	1,774,000	23,183,542
Share subscriptions	-	-	-
Contributed surplus	1,204,025	1,990,932	3,194,957
Deficit	(18,771,380)	(8,183,550)	(26,954,930)
	$4,888,733	$(4,418,618)	$470,115

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

15.	Differences between Canadian and United States accounting principles – continued

	Canadian	US	US
December 31, 2008	GAAP	Adjustments	GAAP
Current assets	$743,728	$-	$743,728
Mineral rights	4,352,263	(4,352,263)	-
Property, building and equipment	140,536	-	140,536
	5,236,527	(4,352,263)	884,264
Current liabilities	$385,094	$-	$385,094
Other liabilities	85,514	-	85,514
Share capital	21,409,542	1,774,000	23,183,542
Share subscriptions	-	-	-
Contributed surplus	1,043,787	1,990,932	3,034,719
Deficit	(17,687,410)	(8,117,195)	(25,804,605)
	$5,236,527	$(4,352,263)	$884,264

Statements of Cash Flows
	2010	2009	2008
Canadian GAAP – Cash used in operating activities	$(360,813)	$(197,775)	$(840,485)
Exploration costs expensed under US GAAP	(229,278)	(220,277)	(61,839)
US GAAP – Cash used in operating activities	$(590,091)	$(418,052)	$(902,324)
Canadian GAAP – Cash used in investing activities	$(229,278)	$(220,277)	$(61,839)
Exploration costs expensed under US GAAP	229,278	220,277	61,839
US GAAP – Cash used in investing activities	$-	$-	$-

Canadian GAAP and US GAAP – cash provided by financing activities	$680,209	$(2.653)	$862,708

16.	Subsequent Events

  Subsequent to the year end, the Company entered into an assignment agreement with Effisolar, who was responsible for paying for the cost associated with geophysical survey carried out on Getty North and South properties by Quantec Geoscience during 2010. The Company agreed to pay Effisolar for Quantec invoices by issuing 1.4 million shares of the Company.